I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]

Merger

[ ]

Liquidation

[ ]

Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund: First Funds Core Equity Portfolio Class I, A, B and C; First Funds Capital Appreciation Portfolio Class I and B; First Funds Intermediate Bond Portfolio Class I, A, B and C; First Funds Tennessee Tax-Free Portfolio; First Funds U.S. Government Money Market Portfolio Class I and C; First Funds Municipal Money Market Portfolio Class I and C; First Funds Cash Reserve Portfolio Class I and C

3.

Securities and Exchange Commission File No.: 811-  06589

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application

[X] Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code): First Tennessee Bank National Association, Attn: Karen Kruse, 530 Oak Court Drive, Suite 200, Memphis, Tennessee 38117

6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Baker, Donelson, Bearman, Caldwell & Bearowitz PC, 165 Madison Avenue, 22nd Floor, Memphis, Tennessee 38103; 901.526.2000; Attn: Desiree Franklin, Esq.

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: First Tennessee Bank National Association, Attn: Karen Kruse, 530 Oak Court Drive, Suite 200, Memphis, Tennessee 38117; 901.818.6255

8.

Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X] Open-end

[ ] Closed-end

10.

State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

First Funds Core Equity Portfolio:

Adviser:

First Tennessee Advisory Services, a division of First Tennessee Bank N.A., 530 Oak Court Drive, Memphis, TN  38117

Sub-Adviser:

Highland Capital Management Corp., 6077 Primacy Parkway, Suite 228, Memphis, TN  38117

First Funds Capital Appreciation Portfolio:

Co-Advisers:

First Tennessee Advisory Services, a division of First Tennessee Bank N.A., 530 Oak Court Drive, Memphis, TN  38117

Delaware Management Co., 2005 Market Street, Philadelphia, PA  19101

First Funds Intermediate Bond Portfolio:

First Funds Tennessee Tax-Free Portfolio:

Adviser:

First Tennessee Advisory Services, a division of First Tennessee Bank N.A., 530 Oak Court Drive, Memphis, TN  38117

Sub-Adviser:

Martin & Co., Two Centre Square, Suite 200, 625 Gay Street, Knoxville, TN  37902

First Funds U.S. Government Money Market Portfolio:

First Funds Municipal Money Market Portfolio:

First Funds Cash Reserve Portfolio:

Co-Investment Advisers:

First Tennessee Advisory Services, a division of First Tennessee Bank N.A., 530 Oak Court Drive, Memphis, TN  38117

BlackRock Institutional Management Corp., 400 Bellvue Parkway, Wilmington, DE  19809

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: ALPS Distributors, Inc., 1625 Broadway, Suite 2200, Denver, Colorado  80202

13.

If the fund is a unit investment trust (“UIT”) provide: N/A

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes

[X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[ ] No

If Yes, state the date on which the board vote took place: September 9, 2005

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[ ] No

If Yes, state the date on which the shareholder vote took place: June 2, 2005

If No, explain:

II.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes

[ ] No

(a)

If Yes, list the date(s) on which the fund made those distributions: Record Date May 30, 2006; Ex-Div Date May 31, 2006; Payable Date June 1, 2006; Daily Dividends Paid June 2, 2006

(b)

Were the distributions made on the basis of net assets?

[X] Yes

[ ] No

(c)

Were the distributions made pro rata based on share ownership?

[X] Yes

[ ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Conversion Ratios were calculated by dividing the applicable First Funds Net Asset Value by the applicable Goldman Sachs Fund Net Asset Value.

Core Equity Portfolio

Institutional Class

0.5083167080

Class A

0.5174451160

Class B

0.5255416810

Class C

0.4885937000

Capital Appreciation Portfolio

Institutional Class

0.8121192050

Class A

0.8121629020

Class B

0.8497776130

Class C

0.7496714580

Intermediate Bond Portfolio

Institutional Class

1.0168898040

Class A

1.0196483970

Class B

1.0210961740

Class C

1.0219544980

Tennessee Tax-Free Portfolio

Institutional Class

0.9842100000

Class A

0.9861700000

Class B

0.9844300000

Class C

0.9850800000

Cash Reserve Portfolio

Institutional Class

1.0000000000

Class C

1.0000000000

U.S. Government Money Market Portfolio

Institutional Class

1.0000000000

Class C

1.0000000000

Municipal Money Market Portfolio

Institutional Class

1.0000000000

Class C

1.0000000000

(e)

Liquidations only:

Were any distributions to shareholders made in kind? N/A

[ ] Yes

[ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

Hs the fund issued senior securities? N/A

[ ] Yes

[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[X ] Yes

[ ] No

If No,

(a)

How many shareholders does the fund have as of the date this form is filed?

(b)

Describe the relationship of each remaining shareholder to the fund:

19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes

[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.

Assets and Liabilities

20.

Does the fund have any assets as of the date this form is filed?

[ ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[ ] Yes

[ ] No

21.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

IV.

Information About Event(s) Leading to Request For Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)

Legal expenses: $687,002.63

(ii)

Accounting expenses: $9,400.00

(iii)

Other expenses (list and identify separately): Misc. $93,520.80; Trustee Expenses $45,231.05; Independent Fiduciary $50,000.00; Independent Counsel $81,166.80

(iv)

Total expenses (sum of lines (i)-(iii) above): $966,321.28

(b)

How were those expenses allocated? Funds did not pay merger related expenses

(c)

Who paid those expenses? Goldman Sachs Asset Management paid for all expenses related to the merger of First Funds into the corresponding Goldman Sachs funds.

(d)

How did the fund pay for unamortized expenses (if any)? N/A

23.

Hs the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes

[X] No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative proceeding?

[ ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

VI.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger: Goldman Sachs Trust

(b)

State the Investment Company Act file number of the fund surviving the Merger: 811-  5349

(c)

If the merger or reorganization agreement has been filed with the commission, state the file number(s), form type used and date the agreement was filed: File No. 333-130837, N14AE dated December 22, 2005, and filed January 13, 2006; Amended and Restated Agreement and Plan of Reorg. dated April 7, 2006, filed April 11, 2006, on form 485BPOS, File No. 333-130837

(d)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Funds Core Equity Portfolio Class I, A, B and C; First Funds Capital Appreciation Portfolio Class I and B; First Funds Intermediate Bond Portfolio Class I, A, B and C; First Fund Tennessee Tax-Free Portfolio; First Funds U.S. Government Money Market Portfolio Class I and C; First Funds Municipal Money Market Portfolio Class I and C; First Funds Cash Reserve Portfolio Class I and C, (ii) he or she is the Secretary of First Funds Core Equity Portfolio Class I, A, B and C; First Funds Capital Appreciation Portfolio Class I and B; First Funds Intermediate Bond Portfolio Class I, A, B and C; First Fund Tennessee Tax-Free Portfolio; First Funds U.S. Government Money Market Portfolio Class I and C; First Funds Municipal Money Market Portfolio Class I and C; First Funds Cash Reserve Portfolio Class I and C, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this For N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Tané T. Tyler

Tané T. Tyler, Secretary